Appendix A

Fund	Operating Expense Limit	Termination Date

North Star Opportunity Fund Class A Class I Class R North Star Dividend Fund Class A Class R Class I North Star Micro Cap Fund Class A Class R Class I North Star Bond Fund Class A Class R Class I	1.55% 1.30% 1.55% 2.24% 1.99% 1.74% 2.24% 1.99% 1.74% 2.24% 1.99% 1.79%	March 31, 2021 March 31, 2021 March 31, 2021 March 31, 2020 March 31, 2020 March 31, 2020 March 31, 2020 March 31, 2020 March 31, 2020 March 31, 2020 March 31, 2020 March 31, 2020

The parties hereto agree to the terms of this Appendix A effective as of the 19th day of February 2019.

NORTHERN LIGHTS FUND TRUST II	NORTH STAR INVESTMENT MANAGEMENT CORP.

By: /s/ Kevin Wolf	By: /s/ Peter Gottlieb
Kevin Wolf, President	Peter Gottlieb, President